Acacia Research Corporation
500 Newport Center Drive
Newport Beach, CA 92660

July 28, 2009

VIA FACSIMILE (703) 813-6981 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  David Edgar, Staff Accountant

Re:	Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 000-26068
Responses to United States Securities and Exchange Commission Staff (“Staff”) comments made by Letter dated May 1, 2009

Dear Mr. Edgar:

Set forth below are the responses of Acacia Research Corporation (“we,” “our” or “us”) to Staff comments made by letter dated June 30, 2009 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 (File No. 000-26068) (the “Form 10-K”).  The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.

Business Model and Strategy, page 3

1.
In your response to our prior comment 1, you state that the processes and procedures used to identify attractive patented technologies represent confidential commercial information. However, this information appears material to investors, as identifying core patented technologies that have or are anticipated to be widely adopted by third parties is key to your success. As such, please provide disclosure to enable investors to better evaluate your operations in general terms, or advise why such information is not material.

Company Response:

In future filings, we will provide the following summary, in general terms, of the processes and procedures associated with our patent acquisition activities:

The processes and procedures employed in connection with the evaluation of a specific patent portfolio for acquisition, licensing and enforcement are tailored and unique to each specific situation, and can vary widely, based on the specific facts and circumstances of a specific patent portfolio, technology, related industry and other factors.  Some of the key components of our processes and procedures may include:

•
Utilizing our staff of in-house intellectual property business development executives, patent attorneys, intellectual property licensing executives, and technology engineers to conduct our tailored patent acquisition and evaluation processes and procedures.  We may also leverage the expertise of external specialists and technology consultants.

•	Identifying emerging growth areas where patented technologies will play a vital role in connection with the manufacture or sale of products and services.
•	Identifying core, patented technologies that have been or are anticipated to be widely adopted by third parties in connection with the manufacture or sale of products and services.
•
Considering the impact of subtleties in the language of a patent, recorded interactions with the patent office, evaluating prior art and literature and considering the impact on the potential licensing and enforcement revenue that can be derived from a patent or patent portfolio.

•
Evaluating the strength of a patent portfolio, including consideration of the types of claims and the number of claims potentially infringed by third parties, before the decision is made to allocate resources to an acquisition or an effective licensing and enforcement effort.

•
Identifying and considering potential problem areas, if any, and determining whether potential problem areas can be overcome prior to acquiring a patent portfolio or launching an effective licensing program.

•
Identifying potential infringers, industries within which the potential infringers exist, longevity of the patented technology, and a variety of other factors that directly impact the magnitude and potential success of a licensing and enforcement program.

2.
We note your response to our prior comment 2. In regard to Item 101(c)(l)(vii) disclosure, you state that license fees generated by a licensee period-to-period may vary widely, and as a result, you are not dependent upon any single licensee to generate license fee revenues in any given period. However, the loss of a licensee that provided 10% or more of license fee revenue would appear to have a material adverse effect on your results of operations. In this regard, we note that for the fiscal year ended December 31, 2008 two licensees accounted for 13% and 12% of license fee revenue. The name of any such licensee in a period should be disclosed.

Company Response:

The majority of our license agreements provide for paid-up, one-time license fee payments, whereby we are paid a contractually determined one-time, paid-up license fee in consideration for the grant of a non-exclusive, perpetual, retroactive and future license to manufacture and/or sell products covered by our patented technologies.  As such, in a specific reporting period, if we execute a license agreement with a licensee, the payment is a one-time payment, and there are no future payment obligations related to such agreement.  The magnitude of a license agreement executed with a specific licensee in one period does not reflect dependence on that specific licensee in future periods because there is no future revenue-generating relationship between the parties associated with the specific license agreement.  The typical ongoing customer relationship, where we are dependent on future business from the licensee, does not exist.  As such, the license fee activity related to a specific licensee in one period does not have a correlation with activities in future periods.  Consequently, we are not dependent on any single licensee, even those who have paid fees in excess of 10% of our total license fee revenue in a specific reporting period, and the loss or termination of our relationship with any such licensee would not have a material adverse effect on our future operations given that the licensee fees are one-time fully paid-up license fees and are not subject to refund.  As a result, we respectfully submit that the disclosure required in Item 101(c)(1)(vii) of Regulation S-K is not currently applicable to our business.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

3.
We note your response to prior comment 13. Please tell us how you considered labeling these costs as cost of license fees. Alternatively, in future filings, please provide footnote disclosure explaining which of the line items on the statement of operations represent cost of license fees. In this regard, we note that your response appears to indicate that inventor royalties and contingent legal fees expense and amortization of patents would be considered cost of license fees. As part of your response, please tell us whether the "legal expenses-patents" line item is a cost of license fees.

Company Response:

Our “Legal expenses-patents” line item in the statement of operations would be appropriately classified as a component of cost of revenues.  We will provide the following level of disclosures on the face of the consolidated statement of operations in all future filings:

License fee revenues	$XXX

Operating costs and expenses:
Cost of revenues:
Inventor royalties	$XXX
Contingent legal fees	$XXX
Legal expenses - patents	$XXX
Research, consulting and other expenses - patents	$XXX
Amortization of patents	$XXX

Marketing, general and administrative expenses	$XXX

Total operating costs and expenses	$XXX

In addition to the enhanced disclosures on the face of the consolidated statement of operations, we will also provide clarifying disclosures in the summary of significant accounting policies footnote, similar to the following:

Cost of Revenues.  Cost of revenues include the costs and expenses incurred in connection with our patent licensing and enforcement activities, including inventor royalties paid to original patent owners, contingent legal fees paid to external patent counsel, other patent related legal expenses paid to external patent counsel, licensing and enforcement related research, consulting and other expenses paid to third parties and the amortization of patent related acquisition costs.  Refer to Note X for additional information regarding inventor royalties expenses and contingent legal fee expenses.  [Note X - Commitments and Contingencies - Inventor Royalties and Contingent Legal Expenses, see Form 10-K page F-26]

4.
Your response to prior comment number 13 indicates that certain costs incurred in connection with your licensing activities are included in marketing, general and administrative expenses. Please explain your basis for including these costs in marketing, general and administrative expenses and refer to the authoritative guidance you relied upon when determining your classification. The fact that such costs may relate to revenues derived in different periods or that costs cannot be directly associated with anyone agreement does not appear to preclude classification as a cost of revenues if these costs are directly related to your revenue generating activities. As part of your response, please quantify these costs for each of the periods presented.

Company Response:

Commencing with the first quarter of 2009, we began reflecting these costs in a separate line item under operating expenses entitled “Research, consulting and other expenses – patents.”  Further, consistent with our response to comment number 3 above, the component of these costs relating to our licensing and enforcement activities will be included as a component of cost of license fee revenues in all future filings.  Research, consulting and other expenses, related to our licensing and enforcement activities, included in Marketing, General and Administrative expenses in fiscal 2008, 2007 and 2006 totaled $2,139,000, $1,068,000 and $380,000, respectively.

Notes to Consolidated financial Statements
2.  Summary of Significant Accounting Policies
Revenue Recognition, page F-9

5.
We note your response to prior comment 14 where you indicate that the retroactive and future licenses and release of claims in your typical license agreements represent separate deliverables which you consider to be one unit of accounting per EITF 00-21. Since EITF 00-21 is applicable for arrangements with multiple revenue deliverables explain to us why you believe that the nature of the settlement element (i.e. retroactive license and release of claims) qualifies as a revenue element that can be combined with the license arrangement for future use. Please provide an example of terms and conditions included in these agreements in support of your view.

Company Response:

Our ongoing major or central operations as contemplated in paragraph 78 of CON 6 is the licensing and enforcement of patented technologies.  These activities include the negotiation of licensing arrangements with users of our patented technologies to realize a fair and reasonable license fee for all applicable periods (periods prior to and subsequent to the execution of the license agreement).  In certain instances, we must initiate patent litigation against infringers who are otherwise unwilling to engage in technology licensing negotiations, or in cases where a disagreement exists regarding whether or not infringement exists.

In this regard, the purpose of filing patent litigation is ultimately to negotiate and execute a license agreement with the party that is using our patented technology and to realize a fair and reasonable license fee from the infringing party for past, current and future use of our patented technology in its products or services.  This can occur through negotiation without the filing of an infringement lawsuit, negotiation with the filing of an infringement lawsuit, or ultimately, if necessary, through a trial court / jury verdict.  To date, we have not recognized license fee revenues or any settlement amount from a court or jury awarded settlement.

The execution of a negotiated license agreement represents the culmination of a license fee earnings process, whereby the license fees paid by the licensee represent a fair and reasonable license fee for the use of our patented technologies in its products or services in the past and for continued future use.  The license agreements do not ascribe separate amounts or values to the retroactive license, releases and licenses for future use.  Instead, the negotiated paid-up, one-time license fee amounts contemplate a fair and reasonable license fee for all applicable periods of use of the patented technologies by the licensee (i.e., past, current and future).

Pursuant to the guidance set forth in paragraph 78 of CON 6, “[r]evenues are inflows or other enhancements of assets of an entity or settlements of its liabilities from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”  The license fees paid by licensees for the retroactive licenses and releases from claims (i.e., for use prior to the effective date of the agreement) and for future use, represent negotiated fair and reasonable license fees for the use of our patented technologies for the past and future, which is consistent with our ongoing central operations (the licensing and enforcement of patented technologies).  As such, we determined that the negotiated license fees paid to our operating subsidiaries for the grant of licenses and releases for past infringement and future use of our patented technologies pursuant to negotiated and executed license arrangements represent inflows in connection with our ongoing major or central operations.  As such, we respectfully submit that these principal activities of our company are all revenue generating.

Pursuant to the guidance set forth in EITF 00-21, we concluded that the licenses and releases of claims in our typical license agreements represent two separate deliverables, as they are the performance obligations that are bargained for by the parties:  1) the grant of a worldwide, non-exclusive, non-transferable, fully paid-up license, under the licensed patents, to make, have made, use, offer to sell, sell and otherwise distribute, and import and export, licensed products, and 2) the grant of releases to the licensee from any and all claims arising out of or in connection with the licensed patents prior to the effective date of the license agreement.  However, objective and reliable evidence of fair value of each of the deliverables identified does not exist.  As such, under EITF 00-21, the appropriate recognition of revenue is determined for the combined deliverables as a single unit of accounting and revenue is recognized upon delivery of the final elements, including the license and the release.  Also due to the fact that the settlement element and license arrangement for future use are the major central business activities at the Company, we do not separately present these two elements as different revenue stream in our consolidated statement of operations.

We do not believe that there are any terms or conditions in our typical paid up license agreement which are inconsistent with this position.  Our typical license agreements generally contain provisions relating to (i) the scope of the license (i.e., whether it is exclusive or non-exclusive, limited or unlimited, etc.), (ii) a release of liability for past infringement and, if applicable, a dismissal in connection with specific litigation that has been initiated, and (iii) the payment of a non-refundable license fee.

6.
Your response to prior comment number 15 indicates that you obtain an exclusive right to license the patented technologies. Please tell whether the license terms are fixed or perpetual. As part of your response please tell us more about your "partnering arrangements." Tell us about the rights and obligations of both parties in the arrangement.

Company Response:

The exclusive rights obtained by us pursuant to our exclusive license agreements are generally perpetual in nature.  Under these arrangements, (i) the owner of the patent will grant the exclusive license to one of our wholly-owned operating subsidiaries, under which we shall have the exclusive rights to license, exploit, prosecute, maintain and enforce the patents, and (ii) we are obligated to pay the patent owner a negotiated payment for the grant of the license, which may include ongoing royalties from our licensing and enforcement of the patent rights.

7.
We note your response to prior comment 16 regarding your revenue recognition policy for license arrangements with a minimum upfront payment; however, it remains unclear to us why you are recognizing this revenue ratably. Please explain to us why you believe that the obligation to renew the license arrangement results in ratable revenue recognition. Based on the information contained in your response, it appears that you have no remaining performance obligations in connection with the revenue arrangements in question and in view of your apparent lack of any remaining performance obligation it is not clear to us why you defer the revenue attributable to these arrangements. As part of your response, please explain to us why your revenue policy for these arrangements is different from the license arrangements discussed on the bottom of page F-9. In this regard, we note that you disclose that license revenue is recognized in the period earned which appears to be at the grant of the license.

Company Response:

We respectfully submit that we did not intend to indicate that the obligation to renew the license arrangement annually results in ratable revenue recognition.  Rather, we referenced the annual renewal in an effort to describe the annual one-year term component of the license arrangement.  We wish to clarify our prior response and respectfully submit that the upfront payment represents minimum upfront license fees, payable at the beginning of each one-year annual license term, for the grant of licenses and releases that provide the right to use the related technology for a predetermined level of activities (i.e., units) related to the licensed patents each annual one-year license term.  If the licensees’ activities related to the licensed patents exceed certain levels, additional license fees are due and payable by the licensee during the one-year license term.  Based on the guidance set forth in SAB TOPIC 13 and paragraph 84(d) of CON 5, “[i]f services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”  Further, SAB TOPIC 13 provides for the amortization of nonrefundable minimum upfront fees over the applicable benefit period.

In contrast, our fully-paid, one-time perpetual license agreements are not for relatively short fixed and determinable periods of time, and instead are perpetual licenses and releases granted for the past, present and future use of the related patented technologies.  The negotiated license fees are paid-up, one-time license fees for a past and perpetual future license, and upon grant of the licenses and releases, no future performance obligations exist for us, and no future payment or other performance obligations exist for the licensee.  As such, revenues related to these license arrangements are generally recognized in the period the license is granted assuming all of the revenue recognition criteria have been met and there are no remaining performance obligations.

Quarterly Financial Data (Unaudited), page F-27

8.
We reissue prior comment number 17 as it is unclear to us how your response to prior  comment number 13 addresses the concerns raised in our prior comment number 17. Please tell us how your disclosures comply with Item 302(a)(I) of Regulation S-K. Alternatively, tell us how you comply with Question 3 of SAB Topic 6.G.

Company Response:

Please refer to our response to comment numbers 3 and 4 above, which we incorporate herein by reference.  In future filings, our quarterly financial data will also reflect disclosure of costs and expenses associated directly with or allocated to the licensing and enforcement activities of our operating subsidiaries in order to satisfy the requirements of Item 302(a)(1) of Regulation S-K.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s legal counsel, at (949) 725-4117.

Very truly yours,

ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer